CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
TOLL BROTHERS, INC.
Toll Brothers, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Company") DOES HEREBY CERTIFY THAT:
FIRST:	At a meeting of the Board of Directors of the Company held
on December 10, 1992, the Board of Directors of the Company adopted resolutions that declared advisable and recommended to the stockholders of the Company the following amendment to the Company's Certificate of Incorporation and directed that said amendment be submitted to the Company's stockholders for their consent and approval at the Annual Meeting of Shareholders on March 11, 1993. The amendment amends Article Four of the Company's Certificate of Incorporation by deleting it in its entirety and replacing it with the following:
"Article Four
The corporation is authorized to issue
41,000,000 shares of capital stock, consisting
of two (2) classes of stock, to wit:
(a)	Common Stock.  The total number of
shares of Common Stock which the corporation
shall have authority to issue is Forty Million
(40,000,000) shares and the par value of each of
such shares is One Cent ($.01) amounting in the
aggregate to Four Hundred Thousand Dollars
($400,000).
(b)	Preferred Stock.  The total number
of shares of Preferred Stock which the
corporation shall authority to issue is One
Million (1,000,000), and the par value of each such share is One Cent ($.01) amounting in the aggregate to Ten Thousand Dollars ($10,000).
The Board of Directors is authorized,
subject to the limitations prescribed by law and the provisions of this Article Four, to provide by adopting a resolution or resolutions, a certificate of which action shall be filed and recorded in accordance with the Corporation Law of the State of Delaware, for the issuance of the Preferred Stock in one or more series, each with such designations, powers, preferences and rights of the shares, and the qualifications, limitations or restrictions thereof.
The number of authorized shares of
Preferred Stock may be increased or decreased
(but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred
Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock."
SECOND: At the Annual Meeting of Shareholders on March 11, 1993, held pursuant to the notice required by Section 222 of the Delaware General Corporation Law, not less than a majority of the outstanding shares of stock entitled to vote thereon approved the foregoing amendment to the Company's Certificate of Incorporation.
THIRD: The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Company has caused its corporate seal to be hereunto affixed and this certificate to be signed, under penalty of perjury, by Robert I. Toll, its Chairman of the Board and Chief Executive Officer, and attested by Bruce E. Toll, its Secretary, on March 11, 1993, and does confirm that this Certificate of Amendment is the act and deed of the Company and that the statements made herein are true.
TOLL BROTHERS, INC.
By:   /s/ Robert I. Toll
Robert I. Toll
Chairman of the Board and
Chief Executive Officer
Attest:
By:	 /s/ Bruce E. Toll
Bruce E. Toll, Secretary
(Corporate Seal




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